Exhibit 99.1

voxeljet AG Reports Financial Results for the Fourth Quarter and Year Ended December 31, 2014

Friedberg, Germany, March 26, 2015 — voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the fourth quarter and year ended December 31, 2014.

Highlights

•                  Total revenues increased 38% to kEUR 16,163 in 2014 from kEUR 11,688 in 2013

•                  Gross margin was 39.1% in 2014 compared to 39.7% in 2013

•                  Total Q4 revenues increased 87.8% to kEUR 6,938 in 2014 from kEUR 3,693 in 2013

•                  Q4 Systems revenues increased 72.8% to kEUR 4,247 in 2014 from kEUR 2,458 in 2013

•                  Q4 Services revenues increased 117.9% to kEUR 2,691 in 2014 from kEUR 1,235 in 2013

•                  Acquired a license in March 2015 for the production of durable plastic parts for direct use

•                  Reaffirm full year 2015 guidance

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented, “I am pleased with our fourth quarter results. We sold seven printers in the quarter and shipped record box volumes for sand parts and generated strong revenues for plastic parts. This helped us achieve the high end of the revenue guidance for the year which we provided back in November. With the first quarter of 2015 nearly complete and the progress of our strategic initiatives, we are off to a good start for the year and we reaffirm our full year 2015 guidance of between kEUR 23,000 and kEUR 24,000 for the group.”

Dr. Ederer continued, “We began printing on-demand parts at our service facility in Detroit in the first quarter of 2015 and the integration of our subsidiary in the United Kingdom is going well.  In keeping with our ongoing research and development efforts, we recently acquired a license from Evonik Industries for a 3D printing process using polymeric materials with distinct speed and cost benefits. This process is expect to compete with more traditional plastic injection molding and opens up new markets and opportunities for us including the ability to deliver final functional parts. We are very excited about this opportunity and will update you periodically with our progress.”

Fourth Quarter 2014 Results

Revenues for the fourth quarter of 2014 increased by 87.8% to kEUR 6,938 compared to kEUR 3,693 in the fourth quarter of 2013.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, increased 72.8% to kEUR 4,247 in the fourth quarter of 2014 from kEUR 2,458 in last year’s fourth quarter. The Company delivered seven printers in the fourth quarter of 2014 compared to three printers in last year’s fourth quarter. Systems revenues also includes all revenues from consumables, spare parts and maintenance. Systems revenues represented 61.2% of total revenue in the fourth quarter of 2014 compared to 66.6% in last year’s fourth quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, increased 117.9%, to kEUR 2,691 in the fourth quarter of 2014 from kEUR 1,235 for the same quarter last year. The increase was attributable to increased capacity at our service center in Friedberg, Germany (from where we shipped record box volumes for sand parts and experienced strong revenues for plastic parts) and a full quarter’s contribution from our subsidiary Voxeljet UK, which was acquired on October 2, 2014. We began printing on-demand parts at our subsidiary in the United States in the first quarter of 2015 and consequently it did not contribute any service revenues to the quarter.

Cost of sales was kEUR 3,950 for the fourth quarter of 2014 compared to kEUR 2,168 for the fourth quarter of 2013. Embedded in cost of sales was expenses of kEUR 50 related to our Long Term Cash Incentive Plan (“LTCIP”), which was initiated in October 2013.

Gross profit was kEUR 2,988 in the fourth quarter of 2014 compared to kEUR 1,525 in the fourth quarter of 2013. The gross profit margin increased to 43.1% in the fourth quarter of 2014 from 41.3% in the fourth quarter of 2013.

Gross profit for our Systems segment increased to kEUR 1,807 in the fourth quarter of 2014 from kEUR 1,185 in the fourth quarter of 2013. The gross profit margin for this segment decreased to 42.5% in the fourth quarter of 2014 compared to 48.2% in the fourth quarter of 2013. This was mainly due to increased headcount costs as we pursue our growth strategy. In the fourth quarter of 2014, cost of sales in the Systems segment related to the LTCIP was kEUR 24.

Gross profit for our Services segment increased to kEUR 1,181 in the fourth quarter of 2014 from kEUR 340 in the fourth quarter of 2013. The gross profit margin for this segment increased to 43.9% in the fourth quarter of 2014 from 27.5% in the fourth quarter of 2013. We benefited from scale and efficiencies at our expanded service facility in Germany. In the fourth quarter of 2014, cost of sales in the Services segment related to the LTCIP was kEUR 26.

Selling expenses were kEUR 1,118 for the fourth quarter of 2014 compared to kEUR 1,303 in the fourth quarter of 2013. We continue to expand our sales efforts through increased headcount and trade shows and fair attendance as we pursue our growth strategy.

Administrative expenses were kEUR 1,383 for the fourth quarter of 2014 compared to kEUR 1,050 in the fourth quarter of 2013. This increase of kEUR 333 was primarily due to increased headcount related to the pursuit of our growth strategy and costs associated with being a publicly-traded company.

Research and development (“R&D”) expenses increased to kEUR 1,316 in the fourth quarter of 2014 from kEUR 1,283 in the prior year period, as we continued to invest in R&D with a number of active projects in various stages of development.

Other operating expenses in the fourth quarter of 2014 were kEUR 3 compared to kEUR 105 in the prior year period. The other operating expenses in the fourth quarter of 2013 consisted primarily of costs for internal scoping and planning and external consulting services related to our initial public offering, which was successfully completed in October 2013.

Other operating income was kEUR 281 for the fourth quarter of 2014 compared to kEUR 157 in the fourth quarter of 2013.

Operating loss was kEUR 545 in the fourth quarter of 2014, compared to an operating loss of kEUR 2,059 in the prior year period. Our operating loss in the fourth quarter of 2014 improved as revenues increased significantly while operating expenses remained largely unchanged.

Total comprehensive loss for the fourth quarter of 2014 was kEUR 634, or EUR 0.17 per share, as compared to a comprehensive loss of kEUR 2,547, or EUR 0.85 per share, in the fourth quarter of 2013.

Full Year 2014 Results

Revenues for the full year ended December 31, 2014 increased by 38.3% to kEUR 16,163 compared to kEUR 11,688 in the prior year period.

Systems revenues were kEUR 9,057 for the full year of 2014 compared to kEUR 6,343 in last year’s period. The Company sold 14 printers in the full year of 2014 compared to nine in the prior year period. Systems revenues represented 56.0% of total revenue for the full year ended December 31, 2014 compared to 54.3% for the same period a year ago. Services revenues were kEUR 7,106 for the full year ended December 31, 2014 compared to kEUR 5,345 for the same period last year.

Cost of sales for the full year ended December 31, 2014 was kEUR 9,838, an increase of kEUR 2,793, or 39.6%, over cost of sales of kEUR 7,045 for the same period in 2013. For the full year ended December 31, 2014, the cost of sales related to the LTCIP was kEUR 192.

Gross profit and gross margin for the full year ended December 31, 2014 were kEUR 6,325 and 39.1%, respectively, compared to kEUR 4,643 and 39.7% in the prior year period.

Gross profit for our Systems segment increased to kEUR 3,301 for the full year ended December 31, 2014 from kEUR 2,505 in the same period of 2013. The gross profit margin for this segment decreased to 36.4% compared to 39.5% for the prior period primarily due to increased headcount costs as we pursue our growth strategy. In the full year of 2014, cost of sales related to the LTCIP was kEUR 104.

Gross profit for our Services segment increased to kEUR 3,024 for the full year ended December 31, 2014 from kEUR 2,138 in the same period of 2013. The gross profit margin for this segment increased to 42.6% from 40.0%. In the full year of 2014, cost of sales related to the LTCIP was kEUR 88.

Selling expenses were kEUR 3,746 for the full year ended December 31, 2014 compared to kEUR 2,640 in the same period in 2013, an increase of kEUR 1,106. Administrative expenses increased by kEUR 2,350, to kEUR 4,026 for the full year of 2014 from kEUR 1,676 in the prior year period. The increases in selling and administrative expenses were in line with our efforts to grow our business. R&D expenses increased to kEUR 4,027 for the full year ended December 31, 2014 from kEUR 2,651 in the same period in 2013, an increase of kEUR 1,376, or 51.9%. The increase in R&D expenses in the full year of 2014 reflects our emphasis on developing new 3D printing technology and improving our existing 3D printing technology.

Our operating expenses for the full year ended December 31, 2014 were affected by the LTCIP. Selling, administrative and R&D expenses related to the LTCIP were kEUR 77, kEUR 60 and kEUR 174, respectively.

Other operating expenses for the full year ended December 31, 2014 were kEUR 101 compared to kEUR 583 in the prior year period.

Other operating income was kEUR 1,384 for the full year ended December 31, 2014 compared to kEUR 894 in the prior year period. The increase was mainly due to the recognition of kEUR 401 of deferred income as a result of the early termination of three sale and leaseback transactions.

Net loss for the full year ended December 31, 2014 was kEUR 4,332, or EUR 1.22 per share, as compared to a net loss of kEUR 2,714, or EUR 1.21 per share, in the prior year period.

Business Outlook

With respect to the year ending December 31, 2015, we expect revenue to be in a range of between kEUR 23,000 and kEUR 24,000.

The primary drivers of the Company’s anticipated revenue growth for the year ending December 31, 2015 are expected to be: (1) increased global Systems sales; (2) continued Services revenue growth at its facility in Friedberg, Germany; (3) contribution from Voxeljet of America Inc., the Company’s Services facility in Canton, Michigan, which began operating in January 2015, and; (4) a full year’s contribution from Voxeljet UK, the Company’s Services facility outside London, England. Based on these factors, the Company expects Services revenue growth to outpace Systems revenue growth in 2015.

Our total backlog of 3D printer orders at December 31, 2014 was kEUR 4,178, which represents seven 3D printers. This compares to backlog of kEUR 2,300, representing four 3D printers, at December 31, 2013. As production and delivery of our printers is generally not characterized by long lead times, backlog is more dependent on the timing of customers’ requested deliveries.

At December 31, 2014, we had cash and equivalents of kEUR 8,031 and held kEUR 40,068 of investments in three bond funds which are included in current financial assets on our consolidated statement of financial position.

voxeljet AG Acquires Propshop (Model Makers) Limited

On October 1, 2014, we completed the acquisition of all outstanding shares of Propshop (Model Makers) Limited (“Propshop”). Propshop became voxeljet UK Ltd, a wholly-owned subsidiary of the Company, and continues to support the film and entertainment industry, as well as the consumer market for on-demand 3D printing services.

Long Term Cash Incentive Plan (LTCIP)

On October 2, 2013, we announced that we would be implementing, effective on January 1, 2013, a long-term cash incentive plan (the “LTCIP”) for senior management and other key personnel. An initial grant of the awards under the LTCIP was made to participants on October 2, 2013. Personnel expenses incurred in the full year of 2014 related to the LTCIP amounted to kEUR 640. The first tranche of payments under the LTCIP was settled in May 2014.

Incorporation of Voxeljet of America Inc.

On February 5, 2014, we incorporated our subsidiary, Voxeljet of America Inc., in Delaware. Voxeljet of America Inc. is headquartered in our new facility near Detroit, Michigan and conducts our North American operations. voxeljet AG holds 100% of the issued and outstanding shares of Voxeljet of America Inc. Our U.S. service center, which contains approximately 50,000 square feet, commenced printing parts in first quarter of 2015.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review the results for the fourth quarter and year end 2014 on Friday, March 27th at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-705-6003 in the United States/Canada, or +1-201-493-6725 for international, Conference Title “voxeljet AG Fourth Quarter 2014 Financial Results Conference Call.” Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at +1-877-870-5176 or +1-858-384-5517, Replay Conference ID number 13601801. The recording will be available for replay through April 3, 2015.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website (http://www.voxeljet.de/en/) at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. The company consists of voxeljet AG, Voxeljet of America Inc., and voxeljet UK Ltd. voxeljet AG owns 100% of the issued and outstanding shares of both Voxeljet of America Inc., and voxeljet UK Ltd. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release.  Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Anthony Gerstein

Director, Investor Relations and Business Development

anthony.gerstein@voxeljet.com

+1-646-484-1086

voxeljet AG
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Year Ended December 31,
	2014	2013
	(€ in thousands)
Current assets	58,509	39,977
Cash and cash equivalents	8,031	33,459
Financial assets	41,142	744
Trade receivables	3,148	1,003
Inventories	5,247	3,641
Income tax receivables	65	129
Other assets	876	1,001

Non-current assets	22,586	17,939
Financial assets	247	1,561
Intangible assets	1,315	62
Goodwill	1,558	—
Property, plant and equipment	19,466	16,316

Total assets	81,095	57,916

	Year Ended December 31,
	2014	2013
	(€ in thousands)
Current liabilities	5,567	7,090
Deferred income	469	622
Trade payables	2,326	1,502
Income tax payable	—	14
Financial liabilities	1,241	1,922
Other liabilities and provisions	1,531	3,030

Non-current liabilities	4,228	5,426
Deferred income	826	1,337
Deferred tax liabilities	213	—
Financial liabilites	2,263	3,863
Other liabilities and provisions	926	226

Equity	71,300	45,400
Subscribed capital	3,720	3,120
Capital reserves	75,671	46,038
Accumulated deficit	(8,090)	(3,758)
Accumulated other comprehensive loss	(1)	—

Total equity and liabilities	81,095	57,916

voxeljet AG

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

	Quarter Ended December 31, (unaudited)		Year Ended December 31,
	2014	2013	2014	2013
	(€ in thousands, except share and share data)
Revenues	6,938	3,693	16,163	11,688
Cost of sales	(3,950)	(2,168)	(9,838)	(7,045)
Gross profit	2,988	1,525	6,325	4,643
Selling expenses	(1,118)	(1,303)	(3,746)	(2,640)
Administrative expenses	(1,383)	(1,050)	(4,026)	(1,676)
Research and development expenses	(1,316)	(1,283)	(4,027)	(2,651)
Other operating expenses	3	(105)	(101)	(583)
Other operating income	281	157	1,384	894
Operating profit (loss)	(545)	(2,059)	(4,191)	(2,013)
Finance expense	(235)	(94)	(472)	(380)
Finance income	50	20	299	37
Financial result	(185)	(74)	(173)	(343)
Profit (loss) before income taxes	(730)	(2,133)	(4,364)	(2,356)
Income taxe benefit (expense)	32	(414)	32	(358)
Profit (loss)	(698)	(2,547)	(4,332)	(2,714)
Other comprehensive income (loss)	64	—	(1)	—
Total comprehensive income (loss)	(634)	(2,547)	(4,333)	(2,714)
Weighted average number of ordinary shares outstanding	3,720,000	3,008,000	3,555,616	2,252,000
Earnings (loss) per share - basic/ diluted (EUR)	(0.17)	(0.85)	(1.22)	(1.21)

voxeljet AG

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2014	2013
	(€ in thousands)
Cash Flow from operating activities
Loss for the period	(4,332)	(2,714)
Depreciation and amortization	2,143	1,493
Noncash sale to customer in exchange for customer loans	(931)	(1,386)
Proceeds from customer loans	191	92
Changes in deferred income taxes	—	358
Loss on disposal of assets	183	—
Deferred income	(665)	(686)
Change in working capital	(1,609)	1,203
Trade and other receivables and current assets	(1,745)	(1,304)
Inventories	(1,305)	(836)
Trade payables	823	942
Other liabilities and provisions	632	2,403
Income tax payable/receivables	(14)	(2)
Total	(5,020)	(1,640)
Cash Flow from investing activities
Payments to acquire property, plant and equipment and intangible assets	(2,684)	(11,176)
Payments to acquire financial assets	(43,395)	(273)
Business combination, net of cash and cash equivalents acquired	(965)	—
Total	(47,044)	(11,449)
Cash Flow from financing activities
Proceeds (repayment) from bank overdrafts and lines of credit	(308)	(707)
Proceeds from sale and leaseback	—	1,900
Repayment of finance lease obligations	(1,419)	(1,503)
Repayment of long-term debt	(2,725)	(339)
Reorganization	—	50
Proceeds from borrowings	800	—
Proceeds from issuance of shares	30,233	46,846
Total	26,581	46,247
Net increase (decrease) in cash and cash equivalents	(25,483)	33,158
Cash and cash equivalents at beginning of period	33,459	301
Changes to cash due to consolidation items	2	—
Changes to cash and equivalents due to foreign exchanges rates	53	—
Cash and cash equivalents at end of period	8,031	33,459
Supplemental Cash Flow Information
Interest (received) paid net	(43)	314
Income taxes paid net	—	129
Non-cash items:
Additions to property, plant and equipment through lease	—	1,900

Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Quarter Ended December 31, (unaudited)		Year Ended December 31,
	2014	2013	2014	2013
	(€ in thousands, except gross profit margin)
Revenues
Systems	4,247	2,458	9,057	6,343
Services	2,691	1,235	7,106	5,345
Total revenues	6,938	3,693	16,163	11,688

Cost of sales
Systems	(2,440)	(1,273)	(5,756)	(3,838)
Services	(1,510)	(895)	(4,082)	(3,207)
Total cost of sales	(3,950)	(2,168)	(9,838)	(7,045)

Gross profit
Systems	1,807	1,185	3,301	2,505
Services	1,181	340	3,024	2,138
Total gross profit	2,988	1,525	6,325	4,643

Gross profit margin (%)
Systems	42.5%	48.2%	36.4%	39.5%
Services	43.9%	27.5%	42.6%	40.0%
Total gross profit margin (%)	43.1%	41.3%	39.1%	39.7%

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